                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   __________

                                 SCHEDULE 14D-9
                               (Amendment No. 2)

                     Solicitation/Recommendation Statement
                      Pursuant to Section 14(d)(4) of the
                        Securities Exchange Act of 1934

                                   __________

                                ALLIED Group, Inc.
               ------------------------------------------------
                           (Name of Subject Company)

                                ALLIED Group, Inc.
               ------------------------------------------------
                      (Name of Person(s) Filing Statement)

                           Common Stock, No Par Value
                           --------------------------
                         (Title of Class of Securities)

                                    019220102
               ------------------------------------------------
                     (CUSIP Number of Class of Securities)

                                   __________

                              GEORGE OLESON, ESQ.
                      Vice President and Corporate Counsel
                               ALLIED Group, Inc.
                                701 Fifth Avenue
                          Des Moines, Iowa 50391-2000
                                 (515) 280-4211
                -----------------------------------------------
                 (Name, address and telephone number of person
                authorized to receive notice and communications
                       on behalf of the person(s) filing)

                                With a copy to:

                              STEVEN OSTNER, ESQ.
                              Debevoise & Plimpton
                                875 Third Avenue
                            New York, New York 10022
                                 (212) 909-6000

   This amendment ("Amendment No. 2") amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 as from time to time amended (the "Schedule 14D-9") filed with the Securities and Exchange Commission (the "Commission") on June 2, 1998 by ALLIED Group, Inc., an Iowa corporation (the "Company"), with respect to the tender offer by Nationwide Mutual Insurance Company, an Ohio corporation ("Nationwide"), and Nationwide Group Acquisition Corporation, an Ohio corporation and wholly owned subsidiary of Nationwide ("Nationwide Sub" and, collectively with Nationwide, the "Bidder"), disclosed in a tender offer statement on Schedule 14D-1, filed with the Commission on May 19, 1998 (as the same may be amended from time to time, the "Schedule 14D-1"), to purchase up to 30,634,052 shares (the "Shares"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 19, 1998 (the "Offer to Purchase"), and the related Letter of Transmittal (which collectively constitute the "Initial Offer" and, as amended, the "Offer"). Capitalized terms used herein without separate definition are used with the meanings specified in this Schedule 14D-9.


ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

The section of Item 8 of the Schedule 14D-9 entitled "Pending Litigation" is amended by adding as a new paragraph at the end thereof the following:

      On July 16, 1998, a hearing was held before the Iowa District Court in and for Polk County, Iowa, with respect to the motion of Mary M. Rieff for temporary and permanent injunctive relief. On July 17, 1998, the Iowa District Court in and for Polk County, Iowa, ordered that the plaintiff's motion for temporary and permanent injunctive relief be denied. A copy of this ruling is filed as
Exhibit 41 hereto and is incorporated herein by reference. A copy of the Company's press release announcing the Court's decision is attached as Exhibit 42 hereto and is incorporated herein by reference.


ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 41 Ruling of the Iowa District Court in and for Polk County, Iowa, in Rieff v. John E. Evans, et al., dated July 17, 1998.
                          ------------------------------

Exhibit  42      Press release of ALLIED Group, Inc., dated July 17, 1998.



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

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: July 20, 1998


                              ALLIED GROUP, INC.



                              By:  /s/ Sally J. Malloy
                                  ---------------------------------
                                 Name: Sally J. Malloy
                                 Title:  Corporate Secretary

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

                               Index to Exhibits
                               -----------------

EXHIBIT
NUMBER                             DESCRIPTION OF DOCUMENT
-------        ---------------------------------------------------------------

     41  --    Ruling of the Iowa District Court in and for Polk County,
               Iowa, in Rieff v. John E. Evans, et al., dated July 17, 1998.
                        ------------------------------

     42  --    Press release of ALLIED Group, Inc., dated July 17, 1998.

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